Liliane Corzo

Vice President and Senior Counsel

Capital Research and Management Company

333 South Hope Street

Los Angeles, California 90071-1406

(213) 486-9392 Tel

(213) 486-9041 Fax

lzc@capgroup.com

thecapitalgroup.com

March 17, 2016

Elizabeth Bentzinger

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: American Funds Emerging Markets Bond Fund (the “Fund”)

File Nos.: 333-208636/811-23122

Dear Ms. Bentzinger:

In response to your comment letter, dated January 15, 2016, to the Fund’s initial Registration Statement on Form N-1A, we hereby file Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 1 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (such amendments, collectively, the “Amendment”) pursuant to Rule 472 of the 1933 Act. We appreciate your prompt response to the previous filing.

Our responses to your comments are set forth below. The Amendment reflects additional information that was not contained in the initial Registration Statement.

General

1.              Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., fee table, expense example, information in the statement of additional information (“SAI”), exhibits). We may have further comments when you supply the omitted information.

Response: We have updated the disclosure to address this comment. We note your comment and acknowledge that you may have further comments.

2.              All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the “1940 Act”).

Response:

3.             Please update the Fund’s series and class identifiers to reflect the ticker symbols for each class. See Rule 313(b)(1) of Regulation S-T.

Response: We have updated the disclosure to address this comment

Cover Page

4.               Please include the exchange ticker symbol of each class of the Fund’s shares adjacent to each such class. See Item 1(a)(2) of Form N-1A.

Response: We have updated the disclosure to address this comment.

Fund Summary – Fees and Expenses of the Fund, pages 1-2

5.               In the shareholder fees table, please provide a footnote reference that corresponds to Footnote 1.

Response: We have updated the disclosure to address this comment.

6.               Whereas the shareholder fees table includes a line item for sales charges imposed on reinvested dividends, page 29 of the prospectus states that the shares acquired through the reinvestment of dividends or capital gain distributions are not subject to an initial sales charge. If no such charge is to be imposed, then please remove the line item from the table. Otherwise, please insert the following disclosure immediately following the expense example: “The Example does not reflect sales charges (loads) on reinvestment dividends. If these sales charges (loads) were included, your costs would be higher.” See Item 3 of Form N-1A.

Response: The fee table states that no sales loads are charged on reinvested dividends. We believe it is important to highlight the fact in the fee table. The disclosure in Item 3 does not apply since the fund does not charge sales loads on reinvested dividends.

7.               The maximum deferred sales charge in the shareholder fees table is stated as a percentage of the amount redeemed. The disclosure on pages 29 and 30 of the prospectus, however, states that the contingent deferred sales charge is based on the original purchase cost or the current market value of the shares being sold, whichever is less. Please reconcile the disclosure. Further, if the sales charge is based on the net asset value at the time of purchase, then in the fee table please show the charge as a percentage of the offering price at the time of purchase, See instruction 2(a)(i) of Item 3 of Form N-1A.

Response: We have updated the disclosure to address this comment.

8.               Please remove Footnote 2 from the distribution and/or service fees in the annual fund operating expense table, as such amounts should not be estimated for the current fiscal year. Further, please revise the disclosure on page 35 of the prospectus to clarify that Rule 12b-1 fees are not estimated.

Response: We have updated the disclosure to address this comment.

9.               The annual fund operating expenses table includes a line item for “Expense Reimbursement.” Please; (a) disclose in the footnote the circumstances under which the expense reimbursement agreement may be terminated, including who may terminate the agreement; (b) delete the disclosure stating that the adviser may extend, modify, or terminate the reimbursement at the time of termination, as this disclosure is neither required nor permitted by Form N-1A; and (c) disclose in the introduction to the expense example that expenses reflect the reimbursement only through the expiration date of the expense reimbursement agreement. If the agreement will be in effect for less than one year from the date of the registrations statement’s effectiveness, then please delete the footnote in its entirety and confirm supplementally that the agreement will not be reflected in the expense example. See Instruction 3(e) of Item 3 of Form N-1A.

Response: We believe that our disclosure briefly describes “who can terminate the arrangement and under what circumstances” as required under Item 3 (e). We confirm that the expense examples will reflect reimbursement through the expiration date and then the total annual expenses thereafter. However, we do not believe that Item 3 of Form N-1A requires disclosure in this regard.

Fund Summary – Portfolio Turnover, page 3

10.          Please disclose that the portfolio turnover is not shown for the most recent fiscal year because the Fund had not commenced operations as of the date of the prospectus.

Response: We have updated the disclosure to address this comment.

Fund Summary – Principal Investment Strategies, pages 3-4

11.          The Fund will invest at least 80% of its assets in bonds and other debt securities, and at least 80% of its assets in securities of emerging markets issuers. Where appropriate in the prospectus, please add “plus the amount of any borrowings for investment purposes” after “assets” when describing these policies. Further please confirm supplementally to the staff whether each of these investment policies is a fundamental policy of the Fund or whether the Fund will provide shareholders with 60 days’ prior written notice if it changes the policy. See Rule 35d-1 under the 1040 Act.

Response: The Fund does not intend to borrow money for investment purposes, therefore we respectfully decline to add the suggested disclosure. The fund will provide shareholders 60 days’ notice if it changes its policies. We have updated the disclosure to reflect this clarification.

12.          Please confirm supplementally that derivative instruments will be valued at market/fair value rather than notional value for purposes of calculating compliance with each of the Fund’s 80% policies.

Response: Derivatives, such as futures and TBAs, are valued at market value.

13.          The summary refers to the “IMF” and the “IMF program.” Please explain that the IMF refers to the International Monetary Fund, and briefly describe the IMF and the IMF program in the summary or Item 9(b) disclosure.

Response: We have updated the disclosure to address this comment.

14.          The prospectus disclosure indicates that the Fund may invest in credit default swap indices. Please confirm supplementally that if the Fund will write credit default swap indices, then it will segregate the full notional value of the swaps to cover such obligations.

Response: As disclosed in the statement of additional information “[w]hen the fund acts as protection seller, the fund will segregate liquid assets, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap, less the value of any posted margin.”

15.          Please disclose any criteria as to duration that the Fund might use with respect to its investments in debt securities. If any such criteria is so described, then briefly explain the concept of duration, make clear that the term measures sensitivity to interest rates and not time, an provide, where appropriate in the prospectus, an example showing how an increase of 1% interest rates affects the value of the Fund’s assets at a given duration.

Response: The Fund does not have any requirements concerning duration when investing in debt instruments. The fund invests in debt securities with a wide range of maturities.

16.          Please disclose to what extent the Fund may invest in securities that are rated below investment grade. Further, please disclose the lowest rating in which the Fund may invest and whether the Fund may, as part of its principal investment strategy, invest in bonds that are in default.

Response: The disclosure relating to “Debt instruments” in the Statement of Additional Information already discloses that: “Lower rated debt securities, rated Ba1/BB+ or below by Nationally Recognized Statistical Rating Organizations, are described by the rating agencies as speculative and involve greater risk of default or price changes due to changes in the issuer’s creditworthiness than higher rated debt securities, or they may already be in default.” Given that it is not a principal investment strategy of the Fund to invest in defaulted securities, we do not believe there is a need to add similar disclosure to the prospectus at this time.

17.          When listing the derivative instruments in which the Fund may invest, please include currency transactions and forward currency contracts, which are described in the Item 9(b) disclosure. Further, please briefly describe the Fund’s principal investment strategies associated with holding cash and money market instruments, which are also discussed in the Item 9(b) disclosure. According to Form N-1A, the disclosure provided pursuant to Item 4 should be a summary of the disclosure provided pursuant to Item 9 of the Form. See also June 2014 Guidance Regarding Mutual Fund Enhanced Disclosure.

Response: The disclosure currently provided in response to Item 4 is a summary of the disclosure provided in response to Item 9. Unlike the disclosure provided in response to Item 4, the disclosure provided in response to Item 9 describes strategies and risks relating to specific types of derivative instruments in which the Fund may invest and currency transactions.

Fund Summary – Principal Risks, pages 4-7

18.          The Fund will invest at least 80% of its assets in bonds and other debt securities. Accordingly, please include the prepayment risk, extension risk, and liquidity risk as principal risks in the summary and Item 9(c) disclosure. Further, please consider including risk disclosure addressing the possibility of heightened volatility, reduced liquidity and valuation difficulties that may impact fixed income markets. See generally Risk Management I Changing Fixed Income Market Conditions, IM Guidance Update (2014-01) (January 2014).

Response: We respectfully decline to add more risk disclosure. We believe that the current risk disclosures adequately disclose the Fund’s principal risks.

19.          When describing the risk associated with investing in lower rated debt instruments, please make clear that junk bonds are speculative in nature.

Response: The disclosure relating to “Debt instruments” in the Statement of Additional Information already discloses that: “Lower rated debt securities, rated Ba1/BB+ or below by Nationally Recognized Statistical Rating Organizations, are described by the rating agencies as speculative and involve greater risk of default or price changes due to changes in the issuer’s creditworthiness than higher rated debt securities, or they may already be in default.” Given that it is not a principal investment strategy of the Fund to invest in defaulted securities, we do not believe there is a need to add similar disclosure to the prospectus at this time.

20.          The derivatives risk disclosure states that a description of the derivative instruments in which the Fund may invest and the various risks associated with those derivatives is included in the SAI. Please confirm supplementally that the Fund’s principal strategies and principal risk disclosures in the summary and Item 9 disclosure describe the derivative instruments and associated principal risks that the Fund intends to use to achieve its investment objective. See Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response: The Fund’s principal strategies and principal risk disclosures in the summary and Item 9 disclosure describe the derivative instruments and associated principal risks that the Fund intends to use to achieve its investment objective.

21.          The prospectus discloses risks associated with investing in securities backed by the U.S. government and in mortgage-related and other asset-backed securities. Please describe in the summary and in Item 9(b) disclosure the principal investment strategies associated with investing in these types of securities, or, alternatively, please remove this principal risk disclosure. If retaining the principal risk disclosure, then please include any principal risks (and related principal investment strategies) associated with investments in subprime mortgages.

Additionally, regarding the Fund’s investments in asset-backed securities, please explain supplementally, how much the Fund will invest in pooled investment vehicles that rely on Section 3(c)(1)or 3(c)(7) of the 1940 Act. Please also indicate in your response whether there will be a limit on the percentage of Fund assets that can be invested in such investments. We may have additional comments after reviewing your response.

Response: We have updated the disclosure to address this comment.

22.          The prospectus states that the Fund may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies. Please describe in the summary and Item 9(c) disclosure the principal risks associated with an active and frequent trading strategy.

Response: We have updated the disclosure to address this comment.

23.          Please consider disclosing in the summary and Item 9(c) disclosure the risks associated with investing in a new fund (e.g., the Fund may have higher expenses, may not grow to an economically viable size, may cease operations, investors may be required to liquidate or transfer their investments at a loss, etc.).

Response: We respectfully decline to add disclosure relating to the risks associated with investing in a new fund. We believe that the current risk disclosures adequately disclose the Fund’s principal risks.

24.          The SAI states that the investment adviser is registered as a commodity pool operator under the Commodity Exchange Act. Accordingly, please disclose as a principal risk that the use of derivatives subject to regulation by the Commodity Futures Trading Commission (“CFTC”) has caused the Fund to be a commodity pool, which requires the Fund to comply with certain rules of the CFTC that may impose additional regulatory requirements, compliance obligations, and expenses for the Fund.

Response: We have updated the disclosure to address this comment.

Fund Summary – Investment Results, page 7

25.	Please identify supplementally the broad based securities index that the Fund will utilize.

Response: The broad based securities index that the Fund will utilize is 50% J.P. Morgan Emerging Markets Bond Index Global Diversified and 50% J.P. Morgan Global Bond Index – Emerging Markets Global Diversified. Please note that J.P. Morgan already blended the index.

Fund Summary – Management, page 7

26.          Please delete the paragraph immediately following the list of portfolio managers (i.e. the description of the portfolio strategy group) as this information is neither permitted nor required by Item 5 of Form N-1A. This information may be presented later in the prospectus with the Item 10 disclosure.

Response: We have updated the disclosure to address this comment.

Investment Objectives, Strategies, and Risks, pages 9-14

27.          When stating that the Fund may engage in active and frequent trading of portfolio securities, please explain the increased transactional expenses and tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, the Fund’s portfolio turnover may affect the Fund’s performance. See Instruction 7 to Item 9(b) of Form N-1A.

Response: We have updated the disclosure to address this comment.

28.          The prospectus states that the Fund may hold cash or money market instruments. Please describe the principal risks associated with this principal investment strategy, and also include summary disclosure of such risks in response to Item 4(b). The prospectus also states that for temporary defensive purposes, the Fund may invest without limitation in such instruments. Please disclose the effect of taking such a temporary defensive position (e.g., the Fund may not achieve its investment objective). See Instruction 6 to Item 9(b) of Form N-1A.

Response: We respectfully decline to add more risk disclosure. We believe that the current risk disclosures adequately disclose the Fund’s principal risks and the effect of the fund taking temporary defensive positions.

Prior Investment Results of Affiliates of Capital Research and Management Company,

pages 14-15

29.          Please disclose that the prior performance includes all accounts managed by the adviser’s affiliates that are substantially similar to the Fund. If the Fund excludes any substantially similar accounts, please disclose this, explain supplementally why such accounts were excluded, and represent that the exclusion of such accounts does not materially affect the performance or cause the performance presentation to be misleading.

Response: We have updated this disclosure to address this comment.

30.          Please clarify the reference to “the portfolios” in the last sentence of the second paragraph.

Response: We have updated this disclosure to address this comment.

31.          The prospectus states that the performance is shown net of the highest current management fees and expenses charged by the investment adviser. Please revise this statement to clarify that the performance is shown net of all actual fees and expenses including management fees and, if applicable, sales loads.

Response: We confirm that performance is shown net of all actual fees and expenses and have updated the disclosure to address this comment.

32.          Please represent supplementally that the fund has the records necessary to support the calculation of the performance required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: We represent that the Fund has the records necessary to support the calculation of the performance as required by Rule 204(a)(16) under the Investment Advisers Act of 1940.

Management and Organization, pages 16-17

33.          Please state what the adviser’s fee is as a percentage of average net assets, including any breakpoints. See Item 10(a)(1)(ii)(A) of Form N-1A. Please revise the statement that this fee is estimated, as this percentage is established pursuant to a contractual arrangement.

Response: The disclosure already states that the management fee is estimated. It also refers back to the Annual Fund Operating Expenses table under “Fees and expenses of the fund.” Therefore, we believe that the current disclosure is adequate.

Purchase, Exchange, and Sales of Shares, pages 19-23

34.          The prospectus discloses that the Fund's transfer agent will hold purchase amounts for up to three business days if such amounts are received without proper instructions as to the fund to be purchased. Further, if no such instructions are received after three business days, then the purchase amount will be invested in Class A shares of American Funds Money Market Fund (or, under certain circumstances, applied pro rata based on the most recent cash purchase). The prospectus also states that Class B and 529-B shares may not be purchased or acquired other than through an exchange, and any amount received that is intended for Class B or 529-B shares will instead be invested in Class A or 529-A shares (subject to sales charges). Please explain the legal basis under Rule 22c-l of the 1940 Act for holding purchase amounts for three business days, for allocating amounts not received in good order to the money market fund or pro rata, as applicable, and for allocating amounts intended for Class B or 529-B shares to the purchase of Class A or 529-A shares.

Response: The policies that are described in this section of the prospectus describe how the fund’s transfer agent handles orders received without proper investment instructions.

Class B and 529-B shares are no longer available for purchase. If an order is received for these shares the transfer agent will invest the proceeds in the corresponding A shares. The transfer agent takes this approach because it believes it is appropriate to allow investors intending to invest in the fund to gain market exposure on a timelier basis. If the shareholder subsequently requests another class, the transfer agent will move them to the designated share class at that time.

Orders that do not designate a fund are held for three business days for the transfer agent to attempt to reach the shareholder or advisor and obtain proper instructions. If proper instructions are not obtained, for amounts of $10,000 or less, the transfer agent invests the proceeds based on the shareholder’s prior investment instructions. The policy is designed to invest the proceeds in a manner that is most likely intended by the shareholder. The transfer agent assumes the risk of correcting the investment if the shareholder later objects to the investment. For larger amounts, the transfer agent invests the proceeds in American Funds Money Market Fund until proper instructions are obtained.

The transfer agent will deem instructions to be in good order when proper investment instructions are received. If proper instructions are not received an instruction will be deemed in good order based on the policies described in the prospectus. Once in good order, the investment is processed pursuant to Rule 22c-1.

35.          The prospectus states that employer-sponsored retirement plans that invested in Class A shares without any sales charge before April 1, 2004 may continue to purchase Class A shares without any sales charge, and that a 403(b) plan may not invest in Class A or C shares unless it was invested in Class A or C shares before January 1, 2009. To avoid investor confusion, please remove references to dates that pre-date the inception of the

Fund.

Response: We believe that it is important to include this information in the prospectus so that investors are able to identify the share classes in which they are eligible to invest.

36.          The fee table indicates that the Fund may impose redemption and exchange fees. Please describe such fees, including how these fees will be collected and under what circumstances the fees will be waived. Please also disclose whether these fees may be assessed in connection with the Fund's policies and procedures on frequent trading. See

Items 11 (c)(2) and 11 (e)(4)(3)(b) of Form N-1A.

Response: The fee table states that the Fund does not impose redemption or exchange fees. We think it is important to highlight this fact in the fee table.

How to Sell Shares, pages 24-26

37.	The Fund may redeem shares in kind. If the Fund may use illiquid securities to redeem in-kind, please disclose this as well as the fact that shareholders will bear the risk of not being able to sell illiquid securities.

Response: We have updated this disclosure to address this comment.

Choosing a Share Class, page 28

38.	The prospectus states that if an individual-type account shareholder does not choose a share class at the time of investment, then the purchase amount will be invested in Class

A shares of the Fund. Please explain the legal basis under Rule 22c-1 of the 1940 Act for allocating amounts not received in good order to Class A shares of the Fund.

Response: When a new account is established and no share class is designated, the transfer agent will process the investment into Class A shares because A shares are the lowest cost share class available to investors holding shares outside of a fee based program or a retirement plan. If the shareholder subsequently requests another class the transfer agent will move them to the designated share class at that time. As described above, the instruction is deemed in good order under this prospectus policy and the investment is processed pursuant to Rule 22c-1.

STATEMENT OF ADDITIONAL INFORMATION

Cover Page

39.          Please include the exchange ticker symbol of each class of the Fund's shares adjacent to each such class. See Item 14(a)(2) of Form N-lA.

Response: We have updated this disclosure to address this comment.

Certain Investment Limitations and Guidelines, page 2

40.          Please reconcile the statement that the fund will invest no more than 80% of its assets in securities of emerging markets issuers with the disclosure in the prospectus stating that the Fund will invest at least 80% of its assets in securities of emerging markets issuers.

Response: We have updated this disclosure to address this comment.

41.	The Fund may invest up to 5% of its assets in equity securities. If this is a principal investment strategy of the Fund, then please disclose this (and any associated principal risks) in the prospectus summary and Item 9 disclosure.

Response: Investing up to 5% of its assets in equity securities is not a principal investment strategy of the fund.

Fund Policies, pages 25-26

42.	When discussing the Fund's investment policies regarding borrowing, please revise to make clear that the limits on borrowing are not limited to the time of borrowing.

Response: We have updated this disclosure to address this comment.

Management of the Fund, pages 27-50

43.          Please provide the information regarding trustee ownership of fund shares as of the most recently completed calendar year. See Instruction I to Item l 7(b)(4) of Form N-1A.

Response: We have updated this disclosure to address this comment.

44.	Please provide trustee compensation information relating to the Fund for the current fiscal year, estimating future payments that would be made under an existing agreement or understanding. Please disclose in a footnote to the compensation table the period for which the information is given. See Instruction 2 to Item 17(c) of Form N-1A.

Response: We have updated this disclosure to address this comment.

45.	For each independent trustee of the Fund, and his immediate family members, please furnish the information required by Item 17(b)(5) of Form N-1A as to each class of securities owned beneficially or of record in an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund, as of the most recent calendar year.

Response: No independent trustee of the Fund and immediate family members own beneficially or of or record in an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund.

46.	With regard to portfolio manager fund holdings and other managed accounts:

a.	Please provide this information as of the most recent practicable date. See Instruction 1 to Item 20(a) of Form N-1A;

Response: We have updated this disclosure to address this comment.

b.	With regard to the "other accounts" disclosure, please revise Footnote 4 to state that no professionally management account has an advisory fee that is based on the performance of the account or, alternatively, please disclosure the number of professionally managed accounts and the total assets in such accounts with respect to which the advisory fee is based on the performance of the accounts. See Item 20(a)(3) of Form N-1A.

Response: We have updated this disclosure to address this comment.

c.	Please describe any material conflicts of interest that may arise in connection with the portfolio manager's management of the Fund's investments, on the one hand, and the investments of the other accounts included in response to Item 20(a)(2) of Form N-1A, on the other. See Item 20(a)(4) of Form N-1A.

Response: We believe that there are no material conflicts requiring disclosure.

**********************

Thank you for your consideration of our responses to your comments. We hope to have the Fund’s Registration Statement declared effective by March 18, 2016. As such, we would greatly appreciate your comments to the Amendment as soon as possible. We look forward to your response to this letter and the Amendment.

Sincerely,

/s/ Liliane Corzo

Liliane Corzo